Exhibit 99.1

Arbe Announces Fourth Quarter and Full Year 2025 Financial Results

TEL AVIV, Israel, February 26, 2026 - Arbe Robotics Ltd. (NASDAQ: ARBE) (TASE: ARBE), a global leader in perception radar solutions, today announced its financial results and provided an investor update for its fourth quarter and full year ending December 31, 2025.

2026 Strategy & Leadership Update

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Advancing the company’s market reach: Arbe is expanding its focus beyond automotive OEMs into related markets such as defense, robotaxi, robotruck, and off-road, and increasing its focus on the Chinese automotive market, where it has demonstrated traction and where it believes market timing is more immediate. These initiatives are expected to begin contributing to revenue in 2026, alongside the Company’s ongoing long-term initiatives to expand engagement with Western automotive OEMs.

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Appointment of new CEO: To support concurrent expansion across multiple end markets and the Company’s transition to serial production and commercial scale, Arbe is strengthening its management team. Effective April 1, 2026, Ram Machness, Arbe’s Chief Business Officer for the past 8 years, will become Chief Executive Officer, and the current CEO and co-founder Kobi Marenko will serve as President. Mr. Machness brings more than 30 years of experience across embedded systems, semiconductors, and the automotive industry, including 12 years with Texas Instruments. As President, Mr. Marenko will drive Arbe’s long-term strategy, expand key partnerships with a focus on the defense market, explore strategic alternatives, guide investments, and help accelerate the Company’s next phase of growth.

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Strengthened balance sheet: Arbe closed an underwritten registered direct offering, raising $18.5 million in gross proceeds, with funds allocated to working capital and general corporate purposes. This financing was led by institutional investors, including AWM Investment Company, Inc., the investment adviser of the Special Situations Funds. This enhanced financial position enables Arbe to enter new markets, leverage its automotive opportunities and further advance its product capabilities.

●	Improved operational efficiency: The company implemented cost-reduction measures resulting in about a 15% decrease in expenses, extending its financial runway and better aligning its workforce with strategic priorities.

2025 Recent Highlights

●	A serial-production order from a Chinese OEM: A state-owned Chinese automaker selected Hirain Technologies’ LRR610 radar, powered by Arbe’s ultra-high-definition radar chipset, for its Level 4 autonomous vehicle program. Thousands of vehicles incorporating Arbe’s radar chipset are expected to reach the market starting in early 2027. To support early 2027 launch, Hirain already placed chipset purchase orders with delivery dates in 2026.

●	Strategic progress in the defense sector: During 2025, Sensrad continued to place chipset orders for Forterra’s autonomous vehicle programs for DoW. Forterra equips the next generation of defense UGVs, reshaping unmanned ground vehicle operations in demanding environments, from tactical logistics to forward reconnaissance. Sensrad’s HD imaging radar has been integrated into the Forterra AutoDrive perception suite to improve environmental awareness, obstacle detection, and navigation, which are crucial for autonomous vehicle mission-critical operations, in unstructured, contested, and GPS-denied conditions.

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Homeland security collaboration: Arbe is integrating its chipset into leading homeland security suppliers’ systems to deliver joint, system-level solutions for defense forces, law enforcement, perimeter security, and other homeland security applications.

●	Expansion into marine safety: Arbe Tier-1, Sensrad, secured a follow-up order from WATCHIT for collision-prevention systems powered by Arbe’s high-resolution radar chipset. The technology powers WATCHIT Eye, an AI-based system that detects nearby obstacles such as buoys, personal watercraft, and other vessels, even in fog or darkness. The system is now commercially available. The first announced customer for this solution is the Azimut-Benetti Group, a world-leading builder of luxury yachts.

●	Infrastructure and smart city traction: Tianyi Transportation Technology, Sensrad’s smart city customer in China, placed follow-on orders for 4D imaging radars, with deliveries completed in December 2025.

●	Robotaxi momentum: Arbe is supporting the development of radar systems for multiple robotaxi projects across several countries, laying the groundwork for future large-scale deployments.

●	NVIDIA ecosystem integration: Arbe is working with NVIDIA to integrate Arbe’s ultra-high-resolution radar into NVIDIA’s DRIVE Hyperion autonomous driving platform, combining dense long-range sensing with powerful AI compute to enable advanced perception and production-ready Level 3 autonomy, while accelerating OEM time-to-market.

●	Industry recognition: Arbe received two automotive technology awards, the Just Auto Excellence Award for Perception Systems and the AutoTech Breakthrough Award for Sensor Technology Solution of the Year 2025, recognizing its leadership in ADAS and autonomous-driving radar.

Management Comment

Kobi Marenko, CEO of Arbe, commented, “We are expanding Arbe’s business focus to accelerate adoption of our ultra-high-resolution radar in additional high-value markets. While automotive OEMs remain central to our long-term strategy, we are prioritizing applications beyond passenger vehicles in the shorter-term, particularly defense and homeland security, where we believe adoption cycles are shorter and revenue opportunities are more immediate. We’re also seeing strong momentum in additional applications, including robotaxi, marine safety, and smart infrastructure, where our Tier-1s are increasingly placing orders and moving toward deployment. China is advancing rapidly in autonomous technologies, and during the quarter we announced a new design win with a state-owned Chinese OEM.”

Continued Mr. Marenko, “To support this execution-driven strategy, we recently strengthened our balance sheet through a capital raise and implemented targeted cost reductions to improve efficiency. We believe this combination of focused market expansion, growing commercial traction, and financial discipline, positions Arbe to deliver sustainable long-term growth and reinforces our leadership in next-generation sensing solutions.”

Mr. Marenko concluded, “I am very pleased to hand over the CEO reins to Ram Machness as Arbe enters its next phase of growth. Ram brings deep product expertise, strong commercial leadership, and a clear execution focus. I am confident he is the right leader to guide Arbe as we scale production and expand our market presence. I look forward to continuing to work closely with Ram in my new role as President and wish him every success as he leads the Company forward.”

Fourth Quarter 2025 Financial Results Highlights

Revenues for Q4 2025 were $0.5 million, compared to $0.1 million in Q4 2024. Backlog as of today amounted to $1.3 million.

Gross profit for Q4 2025 was negative ($0.1) million, compared to the negative gross profit of ($0.2) million in Q4 2024.

Operating expenses in Q4 2025 were $11.5 million, compared to $12.6 million in Q4 2024. The decrease was primarily driven by lower share-based compensation expenses, reflecting earlier grants that are now fully vested, along with latest award being structured half in cash and half in equity. Additional decrease year over year relates to the doubtful debt provisions performed in Q4 2024. All decreases were partially offset by the unfavorable foreign exchange impact.

Operating loss in Q4 2025 was $11.6 million, compared to a $12.8 million loss in Q4 2024.

Net loss in Q4 2025 was $10.2 million, compared to a net loss of $12.2 million in Q4 2024. Net loss in Q4 2025 included $1.4 million in financial income, compared to $0.6 million in financial expenses in Q4 2024. Financial income for Q4 2025 reflects deposit interest and call options, the effects of changes in the warrant liability for warrants that are not treated as equity, the revaluation of the lease liability, all partially offset by the foreign exchange rate revaluations impact

Adjusted EBITDA for Q4 2025, a non-GAAP measurement which excludes expenses for non-cash share-based compensation and for non-recurring items, was a loss of $9.7 million, compared with a loss of $9.0 million in Q4 2024.

Management believes that this non-GAAP measurement is important in management’s evaluation of our use of cash and in planning and evaluating our cash requirements for the coming period.

Full Year 2025 Financial Results Highlights

Revenues for 2025 were $1.0 million, compared to $0.8 million in 2024.

Gross profit for 2025 was negative ($0.8) million, compared to the negative gross profit of ($0.8) million in 2024.

Operating expenses in 2025 were $47.1 million, compared to $48.9 million in 2024. The decrease was primarily driven by lower share-based compensation expenses, reflecting earlier grants that are now fully vested, along with latest award being structured half in cash and half in equity. This decrease was partially offset by the unfavorable foreign exchange impact and to a lesser extent by merit-based salary increases.

Operating loss in 2025 was $47.9 million, compared to a $49.6 million loss in 2024.

Net loss in 2025 was $45.2 million, compared to a net loss of $49.3 million in 2024. Net loss in 2025 included $2.8 million in financial income, compared to $0.3 million in financial expenses in 2024. Financial income for 2025, reflects deposit interest and call options, the effects of changes in the warrant liability for warrants that are not treated as equity and the revaluation of the lease liability partially offset by foreign exchange rate revaluations and to a lesser extent issuance costs.

Adjusted EBITDA for 2025, a non-GAAP measurement which excludes expenses for non-cash share-based compensation and for non-recurring items, was a loss of $37.6 million, compared with a loss of $33.3 million in 2024.

Balance Sheet and Liquidity Highlights

As of December 31, 2025, Arbe had $45 million in cash and cash equivalents and short-term bank deposits.

As of December 31, 2025, Arbe had $40.8 million in shareholders’ equity.

The Company complies with the financial covenants as set forth under the convertible debentures and holds cash substantially above the minimum threshold.

Outlook

To broaden its commercial business potential, Arbe has decided to expand its strategic focus beyond the Western automotive OEM programs to opportunities it believes have shorter adoption cycles and more immediate commercial potential, including defense, robotaxi, robotruck, and off-road markets. Arbe’s updated strategy is intended to accelerate revenue generation while expanding engagement with global automotive OEMs as part of the Company’s long-term vision.

Based on current market conditions and customer engagement visibility, the Company provides the following outlook for 2026:

●	Revenue in the range of $4 to $6 million

●	Adjusted EBITDA for 2026 is projected to be a loss in the range of ($28 million) to ($31 million), reflecting the Company’s strengthened balance sheet and cost-reduction measures.

This outlook reflects management’s current expectations as of today and is subject to change based on market conditions, customer adoption timelines, and other factors.

Arbe expects to continue signing additional automotive OEM design wins over time, beyond the recently announced design win. However, the timing of future wins remains dependent on OEM adoption cycles, which are taking longer than previously anticipated. As a result, the Company is not providing guidance on the timing of additional automotive OEM design wins.

Conference Call and Webcast Details

Arbe will host a conference call and webcast today, February 26, 2026, at 8:30am ET. Speakers will include Kobi Marenko, Chief Executive Officer, Co-Founder and Director, and Karine Pinto-Flomenboim, Chief Financial Officer.

The live call may be accessed via:

U.S. Toll Free: 1-844-481-3015

International: +1-412-317-1880

Israel: 1-809-212-373

The Company encourages participants to pre-register for the conference call using the following link: https://dpregister.com/sreg/10206698/103522e5a54

Participants may pre-register at any time, including up to and after the call start time.

A live webcast of the call can be accessed from the following link:

https://event.choruscall.com/mediaframe/webcast.html?webcastid=m2nhHjMJ

The day after the call, an archived webcast of the call can be accessed from Arbe’s Investor Relations website at: https://ir.arberobotics.com.

About Arbe

Arbe (Nasdaq: ARBE), a global leader in ultra-high-resolution radar solutions, is driving a radar revolution. Its cutting-edge radar chipset delivers up to 100 times more detail than other radar systems on the market, empowering automakers and radar Tier-1s to develop safe driving systems that scale from ADAS to hands-free, eyes-off capabilities and up to full vehicle autonomy. Arbe’s technology addresses the most critical use cases by delivering real-time, 4-dimensional imaging that enables the perception stack with information such as precise mapping of drivable free space in highway and urban environments across all weather and lighting conditions. With its transformative impact across passenger, commercial, and industrial vehicle segments, as well as other advanced safety applications, Arbe is redefining the role of radar in next-generation mobility.

Headquartered in Tel Aviv, Israel, the company also operates offices in the United States, Germany, and China. For more information, visit https://arberobotics.com/

Cautionary Note Regarding Forward-Looking Statements

This press release contains, and the conference call described in this press release will contain, “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include any changes in the audited financial statements for the year ended December 31, 2025 from the unaudited information included in this press release; our ability to transition to a scaled production company, to expand our presence in Level 4 robotaxi, robotruck and autonomous commercial and off-road vehicle markets, and to advance OEM and Tier 1 programs; whether and when we receive secure the orders we anticipate and the extent of any orders we receive; our ability to meet expectations with respect to our financial guidance and outlook; the timing and completion of key product and project orders and milestones; expectations regarding our collaborations and business with third parties; the effect of tariffs and trade policies of the United States, China and other countries, whether announced or implemented; the effect on the Israeli economy generally and on the Company’s business resulting from the terrorism and the hostilities in Israel and with its neighboring countries including the effects of the continuing war with Hamas in Gaza and any intensification of hostilities with others, including Iran and Hezbollah, and the effect of the call-up of a significant portion of its working population, including the Company’s employees; the effect of any potential boycott both of Israeli products and business and of stocks in Israeli companies; the effect of any downgrading of the Israeli economy and the effect of changes in the exchange rate between the US dollar and the Israeli shekel; and the risk and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2025, as well as other documents filed by the Company with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, the Company’s website or any other website or any social media is expressly not incorporated by reference into and is not a part of this press release.

Investor Relations:

Ehud Helft

EK Global Investor Relations

arbe@ekgir.com

+1 212 378 8040

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31, 2025		December 31, 2024
	(Unaudited)		(Unaudited)
Current Assets:
Cash and cash equivalents	4,028		13,488
Restricted cash	280		280
Short term bank deposits	40,690		10,793
Trade receivable	571		153
Other assets – funds held in escrow	24,525		30,417
Prepaid expenses and other receivables	1,685		2,500
Total current assets	71,779		57,631

Non-Current Assets
Operating lease right-of-use assets	1,656		1,782
Property and equipment, net	1,176		1,374
Total non-current assets	2,832		3,156

Total assets	74,611		60,787

Current liabilities:
Trade payables	774		624
Operating lease liabilities	679		551
Employees and payroll accruals	3,706		3,283
Convertible bonds	24,757		30,614
Accrued expenses and other payables	2,582		1,334
Derivative Liabilities	50		-
Total current liabilities	32,548		36,406

Long term liabilities
Operating lease liabilities	1,233		1,457
Warrant liabilities	12		428
Total long-term liabilities	1,245		1,885

SHAREHOLDERS’ EQUITY:
Ordinary Shares	*	)	*	)
Capital & Premium	338,947		275,453
Accumulated Deficit	(298,129)		(252,957)
Total shareholders’ equity	40,818		22,496

Total liabilities and shareholders’ equity	74,611		60,787

*) Represents less than $1.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	3 Months Ended	3 Months Ended	12 Months Ended	12 Months Ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	458	99	1,026	768
Cost of revenues	534	308	1,828	1,553
Gross loss	(76)	(209)	(802)	(785)

Operating Expenses:
Research and development, net	8,661	9,019	34,820	35,091
Sales and marketing	1,122	1,187	5,039	5,430
General and administrative	1,723	2,420	7,273	8,347
Total operating expenses	11,506	12,626	47,132	48,868
Operating loss	(11,582)	(12,835)	(47,934)	(49,653)

Financing Income net	(1,421)	(639)	(2,762)	(336)

Net loss	(10,161)	(12,196)	(45,172)	(49,317)

Basic net loss per ordinary share	(0.09)	(0.15)	(0.41)	(0.61)

Weighted-average number of ordinary shares used in computing basic net loss per ordinary share	112,908,851	81,946,370	111,382,369	80,949,032

Diluted net loss per ordinary share	(0.09)	(0.15)	(0.41)	(0.61)

Weighted-average number of ordinary shares used in computing diluted net loss per ordinary share	112,908,851	81,946,370	111,382,369	80,949,032

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	3 Months Ended	3 Months Ended	12 Months Ended	12 Months Ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net Loss	(10,161)	(12,196)	(45,172)	(49,317)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	134	148	538	585
Share-based compensation	1,567	3,143	9,142	14,542
Warrants to service providers	146	547	664	1,186
Revaluation of warrants	(205)	(112)	(297)	(447)
Revaluation of convertible bonds	(254)	(221)	308	(81)
Issuance costs related to convertible bonds	-	-	-	737
Finance income	(1,363)	190	(5,260)	(258)

Change in operating assets and liabilities:
Decrease (increase) in trade receivable	(194)	465	(418)	1,105
Decrease (increase) in prepaid expenses and other receivables	116	(386)	815	(474)
Operating lease ROU assets and liabilities, net	(624)	59	(277)	224
Increase (decrease) in trade payables	304	(346)	113	(553)
Increase in employees and payroll accruals	1,128	187	423	367
Increase (decrease) in Derivative Liabilities	(7)	-	50	-
Increase (decrease) in accrued expenses and other payables	398	463	1,248	(376)

Net cash used in operating activities	(9,015)	(8,059)	(38,123)	(32,760)

Cash flows from investing activities:
Change in bank deposits	9,426	(10,773)	(24,368)	4,609
Purchase of property and equipment	(29)	(65)	(303)	(622)

Net cash provided by (used in) investing activities	9,397	(10,838)	(24,671)	3,987

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	-	13,787	30,758	13,787
Issuance costs related to convertible bonds	-	-	-	(459)
Proceeds from conversion of convertible debentures	-	-	21,696	-
Proceeds from exercise of warrants	-	-	493	-
Proceeds from exercise of options	42	-	482	205

Net cash provided by financing activities	42	13,787	53,429	13,533

Effect of exchange rate fluctuations on cash and cash equivalent	(404)	(190)	(95)	258

Increase (decrease) in cash, cash equivalents and restricted cash	424	(5,110)	(9,365)	(15,240)
Cash, cash equivalents and restricted cash at the beginning of period	4,288	19,068	13,768	28,750

Cash, cash equivalents and restricted cash at the end of period	4,308	13,768	4,308	13,768

RECONCILIATION OF GAAP NET LOSS TO NON-GAAP NET LOSS

(U.S. dollars in thousands, except share and per share data)

	3 Months Ended	3 Months Ended	12 Months Ended	12 Months Ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
GAAP net loss attributable to ordinary shareholders	(10,161)	(12,196)	(45,172)	(49,317)

Add:
Share-based compensation	1,567	3,143	9,142	14,542
Warrants to service providers	146	547	664	1,186
Revaluation of warrants and accretion	(205)	(112)	(297)	(447)
Convertible bonds accretion	(254)	(221)	308	(81)
Non-recurring expenses related to convertible bonds and ATM	-	-	960	805

Non-GAAP net loss	(8,907)	(8,839)	(34,395)	(33,312)

Basic Non-GAAP net loss per ordinary share	(0.08)	(0.11)	(0.31)	(0.41)

Weighted-average number of shares used in computing basic Non-GAAP net loss per ordinary share	112,908,851	81,946,370	111,382,369	80,949,032

Diluted Non-GAAP net loss per ordinary share	(0.08)	(0.11)	(0.31)	(0.41)

Weighted-average number of shares used in computing diluted Non-GAAP net loss per ordinary share	112,908,851	81,946,370	111,382,369	80,949,032

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

(U.S. dollars in thousands)

	3 Months Ended	3 Months Ended	12 Months Ended	12 Months Ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
GAAP net loss attributable to ordinary shareholders	(10,161)	(12,196)	(45,172)	(49,317)

Add:
Financial expenses / (income) , net	(1,421)	(639)	(2,762)	(336)
Depreciation	134	148	538	585
Share-based compensation	1,567	3,143	9,142	14,542
Warrants to service providers	146	547	664	1,186
Non-recurring expenses related to ATM	-	-	-	68
Adjusted EBITDA	(9,735)	(8,997)	(37,590)	(33,272)